UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            Energy West Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29274A-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 David L. Hamilton

                                1191 Lane 13
                                Worland, WY  82401
                                 307-347-2223
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 3, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



===============================================================================




================================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             David L. Hamilton
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             PF
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       135,000

                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     135,000

                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             135,000

------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.19%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN

Item 1.  Security and Issuer:
         --------------------

         Common Stock of Energy West Incorporated, 1 First Avenue South Great Falls, Montana 59401


Item 2.  Identity and Background:
         ------------------------

         (a) This statement is filed on behalf of David L. Hamilton.

         (b) Mr. Hamilton's address is 1191 Lane 13, Worland, WY, 82401.

         (c) Mr. Hamilton is the President of Natural Gas Processing Co., located at 101 Division Street, Worland, Wyoming, 82401.

         (d) Mr. Hamilton has not ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Hamilton has not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which
	 such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws
	or finding any violation with respect to such laws.

         (f) Mr. Hamilton is a citizen of the United States.

	Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------
	Personal funds.

         Item 4.  Purpose of Transaction:
         -----------------------
	 Personal investment.


	Item 5.  Interest in Securities of the Issuer:
         -------------------------------------

         (a) As of December 27, 2004, beneficially owned 1135,00 shares or 5.19% of the Issuer's outstanding Common Stock.

         (b) Mr. Hamilton holds the power to vote or to direct the vote, and to dispose or to direct the disposition of all of the shares
	 reported on this Schedule 13D.

         (c) During the sixty days prior to this report, Mr. Hamilton acquired shares,through TD Waterhouse,
	 as shown on the attached Exhibit 1.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer:
         ----------------------------

   	None.

=====================                                          =================

Item 7.  Material to be Filed as Exhibits
         --------------------------------

          Exhibit A.    List of transactions.


                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief
	 my knowledge, 	I certify that the information set forth in
		this statement is true,	complete and correct.


Date:  December 30, 2004                  /s/ David L. Hamilton
                                          -------------------------------------
                                          David L. Hamilton